[Restore Medical, Inc. Letterhead]
VIA EDGAR
May 12, 2006
Securities and Exchange Commission
Judiciary Plaza
100 F Street N.E.
Washington, DC 20549

Re:	Restore Medical, Inc. Registration Statement on Form S-1 (File No. 333-132368)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Restore Medical, Inc. (the “Registrant”) respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to 4:00 p.m. on May 16, 2006 (Washington, D.C. time), or as soon thereafter as is practicable.
     The Registrant acknowledges that (1) it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities specified in the Registration Statement; (2) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (4) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
RESTORE MEDICAL, INC.
/s/ J. Robert Paulson, Jr.
J. Robert Paulson, Jr.
President and Chief Executive Officer